

January 7, 2013

Via Facsimile
Colin MacDonald
Chief Executive Officer
Marine Drive Mobile Corp.
123 West NYE Ln., Suite 129
Carson City, NV 89706

> **Re:** **Marine Drive Mobile Corp.**
> **Item 4.01 Form 8-K**
> **Filed December 10, 2012**
> **Item 4.01 Form 8-K/A**
> **Filed January 4, 2013**
> **File No. 000-53502**

Dear Mr. MacDonald:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Suying Li

Suying Li
Staff Accountant